UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAVMED INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

70423R 110

(CUSIP Number of Class of Securities)

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165
Telephone: (212) 949-4319

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
New York, New York 10174
Telephone: (212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(1)(2)(3)
$3,160,050	$393.43

(1)	Estimated for purposes of calculating the amount of the filing fee only, for an offer to exchange (the “Offer to Exercise”) 10,533,500 warrants to purchase common stock, governed by that certain warrant agreement dated April 28, 2016 (the “Series W Warrants”), which were issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO. The transaction value is calculated pursuant to Rule 0-11 using $0.30 per Series W Warrant, which represents the average of the high and low sales price of the Series W warrants on February 16, 2018, as reported by the Nasdaq Capital Market.

(2)	Calculated by multiplying the transaction value by 0.0001245.

(3)	Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $393.43	Filing Party: PAVmed Inc.
Form or Registration Number: Schedule TO-I	Date Filed: February 20, 2018

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by PAVmed Inc., a Delaware corporation (the “Company”), on February 20, 2018 (the “Original Schedule TO”) and amended on February 21, 2018, March 5, 2018 and March 16, 2018 (as further amended hereby, the “Schedule TO”), in connection with the offer by the Company to all holders of the Company’s outstanding warrants to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), issued pursuant to that certain warrant agreement dated April 28, 2016 (the “Series W Warrants”), to exchange each such Series W Warrant for 0.5 Series Z warrants (the “Series Z Warrants”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated February 20, 2018, which was filed as Exhibit (a)(1)(A) to the Original Schedule TO, as amended by Amendment No. 2 and Amendment No. 3 to the Schedule TO (the “Offer to Exchange”), and the related Letter of Transmittal (the “Letter of Transmittal”), which was filed as Exhibit (a)(1)(B) to the Original Schedule TO. The Offer to Exchange and the Letter of Transmittal, together, as amended and supplemented, constitute the “Offer.”

The purpose of this Amendment is to amend and supplement the Schedule TO with respect to Items 11 and 12 only. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Exchange and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Exchange and the Letter of Transmittal.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 is hereby supplemented by adding the following:

On April 4, 2018, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 P.M., Eastern Time, on April 2, 2018. A copy of the press release is filed as Exhibit (a)(5)(F) to this Amendment and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

This Item is hereby amended and supplemented by including the exhibits set forth in the Exhibit Index, which is incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVMED INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(F)	Press release dated April 4, 2018.